File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                           Certificate of Notification
                                    under the
                   Public Utility Holding Company Act of 1935
                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188


                  American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("ATCMI" and together with ATCLLC, the "Applicants") hereby submit the following Rule 24 certificate of notification. As required by the Commission's orders in this matter, Applicants are hereby disclosing the following information:

                  (i) The sales of any equity securities by ATCLLC or ATCMI and the purchase price per share or Member Unit;

         In the period from April 1, 2005 through June 30, 2005, ATCMI issued 264 Class A shares. All shares issued in this period were issued at a price of $10.00 per share.

         In the period of April 1, 2005 through April 30, 2005 ATCLLC issued 315,696 Member Units, all at a Member Unit price of $ 11.76. In the period of May 1, 2005 through May 31, 2005, ATCLLC issued 245,618 Member Units, all at a Member Unit price of $11.80. In the period of June 1, 2005 through June 30, 2005 ATCLLC issued 296,639 Member Units, all at a base Member Unit price of $11.84.

         Tax-exempt Members purchased 56,603 of the Member Units in the quarter that this report covers, and, as provided in the Operating Agreement of ATCLLC, were required to pay an additional premium for the Member Units purchased. This premium varied from 12.55% to 12.88% per Member Unit and the cumulative amount of this premium was $85,565. Thus, in this quarter, ATCLLC issued a total of 857,953 Member Units for a total of $10,208,641.

                  (ii) The amount and terms of any long-term debt issued by ATCLLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

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         There was $40,000,000 of long-term debt issued at a rate of 5.59% with a maturity of December 1, 2035. The amount of short-term debt outstanding at the end of the quarter was $63,984,000 at a rate of 3.41%.

                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

None.


                  (iv) Balance sheets and income statements prepared in accordance with generally accepted accounting principles for ATCLLC as of the end of each of the quarter for the first three calendar quarters;

          See Exhibit 99-1.

                  (v) Audited financial statements with notes as of the end of the calendar year;

         Not applicable.

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATCLLC during the calendar year.

         Not applicable.

Dated: August 24, 2005

                                      ATC MANAGEMENT INC.,
                                      for itself and as Manager of
                                      AMERICAN TRANSMISSION COMPANY LLC


                                      By:  /s/ Walter T. Woelfle
                                      Name:    Walter T. Woelfle
                                      Title:   Vice President, Legal and
                                               Secretary